KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions Except Ratio Amounts)

	Six Months Ended	Six Months Ended
	June 30, 2010	June 30, 2009
Earnings: Pre-tax income from continuing operations before adjustment for noncontrolling interests and equity earnings (including amortization of excess cost of equity investments) per statements of income	$507.5	$549.7
Add:
Fixed charges Services	258.7	236.4
Amortization of capitalized interest	2.0	1.8
Distributed income of equity investees	101.9	100.3
Less:
Interest capitalized from continuing operations	(7.1)	(21.3)
Noncontrolling interests in pre-tax income of subsidiaries with no fixed charges	(0.1)	(0.1)
Income as adjusted	$862.9	$866.8

Fixed charges: Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$248.0	$227.3
Add:
Portion of rents representative of the interest factor Services	10.7	9.1
Fixed charges	$258.7	$236.4

Ratio of earnings to fixed charges	3.34	3.67